

Mail Stop 3561

August 31, 2009

Mr. Robin Young
Chief Executive Officer
Globalink, Ltd.
938 Howe Street, Suite 405
Vancouver, B.C. V6Z 1N9
Canada

> **Re:** **Globalink, Ltd.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 8-K filed March 6, 2009**
> **File No. 333-133961**

Dear Mr. Young:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover Page, page 1

1.   We note that your Form 10-K for the period ending December 31, 2008 indicates
        that you have common stock registered pursuant to Section 12(g) of the Exchange
        Act; however, it does not appear that you have filed a registration statement
        registering your common stock under Section 12(g). Please note that your Form
        SB-2 that went effective February 23, 2007 does not result in your securities
        being registered under Section 12(g). Therefore, please advise as to why you
        believe that you have securities registered under Section 12(g) or revise future
        Form 10-Ks to remove this reference. As a related matter, please tell us why you
        have checked the box on the cover page of the same Form 10-K stating that you
        are required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Management's Discussion and Analysis, page 9

2.   The first sentence under the heading "Trends and Uncertainties" states that you
        will need a minimum of $315,000 over the next 12 months to continue operations.
        It is unclear from this sentence whether you believe you will generate enough
        funds from your operations to continue operating for the next 12 months. Please
        explain this matter to us, and revise to explain this matter to your investors. If
        you did not expect that your operations would provide you with adequate funding
        to continue operating for the 12 months following your balance sheet date, it
        would be unclear to us why your auditor did not include a going concern
        modification in his audit opinion.

Report of the Independent Registered Public Accounting Firm, page 15

3.   We note that you have presented Consolidated Statements of Operations and Cash
        Flows for the twelve months ended December 31, 2008 and 2007. However, your
        audit opinion says it relates to the statement of earnings and deficit and cash flows
        for the period from inception February 3, 2006 to December 31, 2008. Since we
        assume you exited the development stage in fiscal 2008 based on the fact that you
        generated revenues during fiscal 2008, we assume that the periods of financial
        statements provided are correct and your audit opinion contains an error by
        incorrectly referring to inception-to-date financial statements. Please confirm our
        assumption, or if our assumption is incorrect, explain this matter to us in detail. If
        our assumption is correct, please obtain a revised report from your auditor
        covering the same periods of financial statements as appear within your Form 10-
        K, and amend your filing accordingly. If you wish to continue to present a
        statement of stockholders' deficiency from inception through December 31, 2008,
        please ensure that your auditor's report continues to refer to a statement of
        stockholders' deficiency from inception through December 31, 2008, so that the

periods of financial statements covered by your auditor's report are the same as those appearing within your Form 10-K.

4.   As indicated in the comment above, based on the fact that you generated revenues during fiscal 2008, we assume that you concluded that you exited the development stage in fiscal 2008. If our assumption is correct, please confirm to us that you will disclose in each of your remaining Forms 10-Q for fiscal 2009 and in your upcoming December 31, 2009 Form 10-K that you exited the development stage in fiscal 2008 to clarify this matter to your investors. Alternatively, if our assumption is incorrect, please provide us with your analysis of paragraphs 8 and 9 of SFAS 7 to explain why you believe you still are a development stage enterprise, and amend your December 31, 2008 Form 10-K to provide financial statements that comply with the requirements of paragraphs 11 and 12 of SFAS 7 and an auditor's report that references each period covered by each of your financial statements.

Notes to Consolidated Financial Statements

Accounting Policies, page 20

Revenue Recognition Policy

5.   You do not appear to have provided a revenue recognition accounting policy, despite the fact that you generated revenues in fiscal 2008. Please amend your filing to provide an accounting policy explaining how you generated this revenue and your revenue recognition accounting policy as required by Question 1 of SAB Topic 13.B. Your revenue recognition policy should also address whether sales are refundable under any circumstances, and if so, how that impacts your accounting.

Stock-based compensation, page 21

6.   We read that you have accounted for stock-based compensation based on SFAS 123R. Please tell us how you considered the disclosure requirements in paragraphs 64 and A240 of SFAS 123R and how you believe you complied with these requirements. If you conclude that you did not provide all required disclosures, please amend your filing to provide these disclosures.

Business Combination, page 24

7.   Please explain to us in more detail your accounting for your business combination with OneWorld Hotel Destination Services, Inc. Please address in your response each of the following points:

- How you considered whether OneWorld should be considered your predecessor entity. If you succeeded to substantially all of OneWorld's business and your own operations prior to the succession appear insignificant relative to the operations acquired, we believe you should amend your filing to present audited financial statements in which OneWorld is presented as your predecessor for all periods prior to the merger. Please provide us with your analysis of this matter;
- How you valued the 2,000,000 shares issued;
- How you accounted for the 2,000,000 shares issued in your statement of Stockholders' Equity, including why this resulted in a reduction to your total equity. In this regard, we note your statement that you elected to account for the acquisition without the creation of goodwill and this resulted in a reduction of Paid-in Surplus, but it is unclear to us how this methodology complies with SFAS 141 or other GAAP. Please explain this to us in detail;
- Whether you recorded the assets and liabilities of OneWorld at historical cost or fair value, and how you considered whether you were acquiring any intangible assets, such as OneWorld's tradename or web domain;
- Where you have provided the disclosures required by paragraph 51(d) and (e) of SFAS 141. In this regard, it is unclear from your current disclosure what the total purchase price (including the issuance of both your stock and notes payable) was for your acquisition of OneWorld, and it is also unclear how the pro forma balance sheet at the bottom of page 24 that appears to show your consolidation of OneWorld as of December 31, 2008 provides the required purchase price allocation showing the fair value assigned to each category of acquired assets and liabilities at the acquisition date or how the net assets acquired equal the total purchase price;
- If necessary, amend your footnote related to this business combination for the above matters.

Item 9A. Controls and Procedures, page 30

Important Considerations, page 31

8.   We read your discussion of the inherent limitations in disclosure controls and procedures and internal control over financial reporting and have the following comments:
- Please explain to us if this was meant to describe that disclosure controls and procedures and internal control over financial reporting can only provide reasonable assurance and not absolute assurance in preventing all material misstatements. In this regard, we find your statement that there can be no assurance [emphasis added] that any system of disclosure controls and procedures or internal control over financial reporting will be

successful in preventing all errors to contradict your conclusion that
disclosure controls and procedures were effective.

- If your intent was to say that your disclosure controls and procedures were effective at the reasonable assurance level, in future filings please state in your conclusion on disclosure controls and procedures that they were effective at the reasonable assurance level, and remove any statements that there can be no assurance that that any system of disclosure controls and procedures or internal control over financial reporting will be successful.

Form 8-K filed March 6, 2009

Note 1. Summary of Significant Accounting Policies, page 10

Income Taxes, page 10

9.   Please explain to us in more detail the differential reporting measurement option, how you accounted for income taxes prior to November 1, 2008 and how this complies with U.S. GAAP. With reference to our comment 7 earlier in this letter, if you determine that OneWorld's financial statements should be presented within your Form 10-K as the predecessor to your company, please ensure that you provide the applicable disclosures required by SFAS 109 related to OneWorld's income taxes within the footnotes to the financial statements within your Form 10-K.

Revenue Recognition, page 11

10.   Please explain to us in more detail your revenue recognition policy and what is included in your line item Cost of Sales. Please include in your response your consideration of whether your revenue should be recognized gross or net as contemplated in EITF 99-19 or other appropriate literature. With reference to our comment 7 earlier in this letter, if you determine that OneWorld's financial statements should be presented within your Form 10-K as the predecessor to your company, please ensure that you provide these disclosures related to OneWorld's revenue recognition and cost of sales within the footnotes to the financial statements within your Form 10-K.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief